Ex. 99-B.10

Consent of Independent Auditors

The Board of Directors of ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company) and
Contract Owners of Variable Annuity Account C:

We consent to the use of our report dated February 2, 2001, relating to the statement of changes in net assets of Variable Annuity Account C for the year ending December 31, 2000 and our report dated March 27, 2001, relating to the consolidated balance sheet as of December 31, 2000 and the consolidated statements of income, changes in shareholders' equity, and cash flows for the one month ended December 31, 2000, the eleven months ended November 30, 2000 and the year ended December 31, 1999 of ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company), which are incorporated by reference in this Post-Effective Amendment No.33 to Registration Statement (File No. 333-01107) on Form N-4.

/s/ KPMG LLP

Hartford, Connecticut
August 29, 2002